Exhibit 99.1

Redemption of $440 million 6.000% Senior Notes Due 2021

Ardagh Group S.A. (“Ardagh”) has today called for redemption in full of its $440 million 6.000% Senior Notes due 2021. The redemption date will be July 31, 2018.

Following this redemption, Ardagh will have no debt maturing before September 2022. The Group’s average debt maturity will be six years, with an average coupon of less than 5.0% and over 90% of gross debt at fixed rates.

In the past eighteen months, Ardagh will have applied $1.2 billion of cash generated from operations, IPO proceeds and available liquidity to repay fixed-term debt. The Group remains focused on de-leveraging over the seasonally more cash generative second half of 2018.

About Ardagh

Ardagh Group is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates 108 facilities in 22 countries, employing approximately 23,300 people and has global sales of approximately $8.6 billion.

Forward-Looking Statements

This press release includes "forward-looking statements”. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Contacts

Investors:john.sheehan@ardaghgroup.com

Media:Pat Walsh, Murray Consultants

+1 646 776 5918 / +353 87 2269345

July 9, 2018

Exhibit 99.1

Ardagh Packaging Finance plc

Ardagh Holdings USA Inc.

6.000% Senior Notes due 2021

NOTICE OF REDEMPTION

	ISIN	CUSIP
Rule 144A	US03969AAG58	03969A AG5
Regulation S	USG04586AG16	G04586 AG1

Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (the “Issuers”) give irrevocable notice to the holders of the 6.000% Senior Notes due 2021 issued on July 3, 2014 (the “Notes”) of redemption in full of the Notes in accordance with paragraph 6(c) thereof and Article 3 of the indenture dated as of July 3, 2014 (as amended and supplemented, the “Indenture”) between, among others, the Issuers, Citibank, N.A., London Branch, as trustee, Principal Paying Agent and Transfer Agent (the “Trustee”), Citibank, N.A., as U.S. paying agent and Citigroup Global Markets Europe AG (formerly Citigroup Global Markets Deutschland AG), as registrar. All capitalized terms used herein and not defined shall have the meanings assigned to such terms in the Indenture.

The terms and conditions of the redemption are as follows:

1.	The redemption date for the Notes will be July 31, 2018 (the “Redemption Date”) and the record date will be July 30, 2018.
2.

The redemption price for the Notes is $448,800,000.00, which comprises the principal amount of $440,000,000.00, a redemption premium of $6,600,000.00, Additional Amounts, if any, and accrued and unpaid interest to the Redemption Date of $2,200,000.00 (the “Redemption Price”).

3.	The Principal Paying Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Warf, London, E14 5LB, United Kingdom.
4.	The Notes must be surrendered to the Principal Paying Agent to collect the Redemption Price and Additional Amounts, if any.
5.

No representation is made by the Issuers, the Trustee or Paying Agents as to the correctness of the ISIN, CUSIP or Common Code numbers either as printed on the Notes or as contained in this notice of redemption.  Reliance may be placed only on the other identification numbers printed on the Notes.

6.	Unless the Issuers default in paying the Redemption Price, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.
7.	The Notes are being redeemed pursuant to paragraph 6(c) of the Notes and Section 3.01 of the Indenture.
8.	This notice of redemption is given on July 9, 2018 pursuant to paragraph 8 of the Notes and Section 3.04 of the Indenture.